Exhibit 99.52

Ernst & Young s.r.i./S.E.N.C.R.L. Ernst & Young LLP Comptables agréés Chartered Accountants 800, boul. René-Lévesque Quest Bureau 1900 Montréal, Québec H3B 1X9

Tél/Tel: 514 875 6060 Téléc/Fax: 514 879 2600 ey.com/ca
December 15, 2010
Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Financial Services Commission
Dear Sirs/Mesdames:

Re:	Quest Rare Minerals Ltd.
Notice of Change of Auditor dated December 15, 2010
Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Notice of Change of Auditor and confirm our agreement with the information contained in the Notice pertaining to our firm.
Yours sincerely,

cc:	The Board of Directors, Quest Rare Minerals Ltd.
Ronny Kay Chief Financial Officer
Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited